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                                                                      Exhibit 99

[AEGON LOGO]

                                                                          382496
                                                                   PRESS RELEASE


AEGON ANNOUNCES AMALGAMATION OF THE GROUP COMMUNICATIONS AND
INVESTOR RELATIONS DEPARTMENTS

FRED ROMIJNSEN APPOINTED HEAD OF NEW DEPARTMENT

AEGON N.V. announces the amalgamation of two Group departments. The former Group Communications and Investor Relations departments have come together, effective today, to form Group Corporate Affairs & Investor Relations.

This restructuring comes as a result of an ongoing commitment to maximise the effectiveness of AEGON N.V.'s communications with all of the Group's stakeholders, in all of its key markets.

As part of this reorganisation, Fred Romijnsen has been appointed Senior Vice-President Group Corporate Affairs & Investor Relations. Fred Romijnsen has been Executive Vice-President Group Pensions at AEGON The Netherlands and has been with AEGON for 12 years.

More information on Fred Romijnsen is available on the AEGON web site: www.aegon.com.


The Hague, 10 October 2003
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Inquiries:


AEGON N.V.
Group Corporate Affairs & Investor Relations
Phone: +31 70 344 83 44



Safe harbor
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.
These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.